

February 14, 2014

Stewart D. Gregg, Esquire
Senior Securities Counsel
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

> Re: Allianz Life of NY Variable Account C and Allianz Life Insurance Company of
> New York, Initial Registration Statements on Forms N-4 and S-1
> File Nos. 333-192949 and 333-192948

Dear Mr. Gregg:

The staff has reviewed the above-referenced registration statements, which the Commission received on December 19, 2013. Based on our review, we have the following comments. Unless otherwise indicated, capitalized terms have the same meaning as in the registration statements.

1. Cover
   (a) In the third paragraph, please add that Performance Credits are subject to the claims paying ability of Allianz Life.

   (b) Please provide the page number where the "Risk Factor" section can be found in the prospectus, as required by Item 501(a)(5) of S-K.

   (c) The last sentence of the fifth paragraph is confusing. Please clarify what is meant by the statement that amounts allocated to an Index Option may fluctuate in value between the dates when a Performance Credit is applied.

   (d) In the penultimate sentence of the sixth paragraph, please add disclosure that loss of principal is possible due to the application of the Daily Adjustment.

2. Summary (Pages 10)
   In the last paragraph of the "What are the Contract's Benefits" section, please clarify whether amounts in the Index Performance Strategy that are withdrawn (on a day other than on the Index Anniversary) are subject to the Daily Adjustment, even if the amount withdrawn is within the free withdrawal privilege amount for the year. Please also make this clear in the "Reduction or Elimination of Withdrawal Charges" section on page 39.

3. Fee Tables (Page 14)
   In footnote (4), please specify that 3.5% is the maximum charge you would impose, rather than maximum charge imposed by other states.

4. Missing Information
   Much of the information required by Forms S-1 and N-4 is missing or to be provided by amendment. Please make sure all required information, including exhibits and financial statements, required by Forms N-4 and S-1 (including regulation S-K) are provided in a pre-effective amendment.   We will review the information after the pre-effective amendment is filed on Edgar and may have additional comments at that time.   Please note this may affect the timing of our review of the pre-effective amendment and any request for acceleration.

5. Tandy Comment
   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   · the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and
   · the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statements. If you believe that you do not need to change the registration statements in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statements, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statements and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statements.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

/s/ Sally Samuel

Sally Samuel
Senior Counsel
Office of Insurance Products